UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

File No. 69-242

Statement by Holding Company Claiming Exemption Under Rule

U-3A-2 from the Provisions of the Public Utility Holding

Company Act of 1935 (the Act)

To Be Filed Annually Prior to March 1

ENERGEN CORPORATION

(Name of company)

hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. The claimant Energen Corporation, an Alabama corporation, is a holding company with the following direct and indirect subsidiaries. Unless otherwise noted, each subsidiary is an Alabama corporation:

Alabama Gas Corporation is a natural gas distribution company.

Energen Resources Corporation is an oil and gas exploration and production company and has the following subsidiary:

Basin Pipeline Corp. is in the business of gathering and transporting natural gas and coalbed methane.

Energen Resources TEAM, Inc. is an owner and operator of coalbed methane properties.

EGN Services, Inc. discontinued its wholesale distribution of gas appliances business during 2003.

The business address of the Claimant and each of its subsidiaries is:

605 Richard Arrington, Jr. Boulevard North

Birmingham, Alabama 35203-2707

2. Alabama Gas Corporation, one of the Claimant's subsidiaries, is a "gas utility company" under the provisions of Section 2(a)(4) of the Act and is regulated by the Alabama Public Service Commission. The properties of Alabama Gas Corporation consist primarily of gas distribution systems serving communities in central and northwest Alabama. Alabama Gas Corporation also owns facilities for the liquefaction, storage, and revaporization of liquid natural gas; warehouses; office buildings; and other miscellaneous equipment and property. The Federal Power Commission (now Federal Energy Regulatory Commission), by order issued September 21, 1954 in Docket No. G-2575, has declared Alabama Gas Corporation to be exempt from the provisions of the Natural Gas Act, 15 U.S.C. 717 (c). Neither Claimant nor any of its subsidiaries other than Alabama Gas Corporation is a "gas utility company" under the provisions of Section 2(a)(4) of the Act.

3. The following is information for the last calendar year with respect to Claimant and its subsidiary public utility company, Alabama Gas Corporation:

a. Mcf of natural or manufactured gas distributed at retail: 36,463,000

Mcf. MCF of natural or manufactured gas transported on behalf of end users: 54,385,000 Mcf

b. Mcf of natural or manufactured gas distributed at retail outside the

State in which each such company is organized: None

c. Mcf of natural or manufactured gas sold at wholesale outside the

State in which such company is organized, or at the State line: None

d. Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line:

14,734,000 Mcf

 4. The Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

A consolidating statement of income and retained earnings of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A and made a part hereof. Exhibit B with respect to an EWG or foreign utility company is not applicable to Claimant.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23 day of February, 2005.

ENERGEN CORPORATION

(Name of Claimant)

By Wm. Michael Warren, Jr.

Wm. Michael Warren, Jr.

Its Chairman of the Board

CORPORATE SEAL

ATTEST:

By J. David Woodruff

J. David Woodruff

Its Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

J. David Woodruff

Secretary

605 Richard Arrington, Jr. Boulevard North

Birmingham, Alabama 35203-2707